UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)*

Telegen Corportion

_________________________________________________________________________________________

(Name of Issuer)

Common Stock

________________________________________________________________________________________

(Title of Class of Securities)

879-4131-02

________________________________________________________________________________________

(CUSIP Number)

John D. Kauffman, Esq.
Stoel Rives, LLP
111 Sutter Street, Suite 700
San Francisco, California 94104

_________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 3, 2002

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879-4131-02

(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Anodos Trading Limited
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) WC
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization Cyprus
_________________________________________________________________________________________
Number of Shares	(7)	Sole Voting Power 346,153
Beneficially	_______________________________________________________________
Owned by Each Reporting	(8)	Shared Voting Power
Person With	_______________________________________________________________
	(9)	Sole Dispositive Power 346,153
_______________________________________________________________
	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) CO
_________________________________________________________________________________________

CUSIP No. 879-4131-02

_________________________________________________________________________________________
(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Eric Broadley
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization British
_________________________________________________________________________________________
Number of Shares	(7)	Sole Voting Power 115,385
Beneficially	_______________________________________________________________
Owned by Each Reporting	(8)	Shared Voting Power
Person With	_______________________________________________________________
	(9)	Sole Dispositive Power 115,385
_______________________________________________________________
	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) IN
_________________________________________________________________________________________

CUSIP No. 879-4131-02

(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). T. Ronald Davis
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization United States of America
_________________________________________________________________________________________
Number of Shares	(7)	Sole Voting Power 19,511
Beneficially	_______________________________________________________________
Owned by Each Reporting	(8)	Shared Voting Power
Person With	_______________________________________________________________
	(9)	Sole Dispositive Power 19,511
_______________________________________________________________
	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) IN
_________________________________________________________________________________________

CUSIP No. 879-4131-02

(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Nicholas Edmonstone
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization British
_________________________________________________________________________________________

Number of Shares	(7)	Sole Voting Power 150,385
Beneficially	_______________________________________________________________
Owned by Each Reporting	(8)	Shared Voting Power
Person With	_______________________________________________________________
	(9)	Sole Dispositive Power 150,385
_______________________________________________________________
	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) IN
_________________________________________________________________________________________

CUSIP No. 879-4131-02

_________________________________________________________________________________________
(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Warren Hardy
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization British
_________________________________________________________________________________________

Number of Shares	(7)	Sole Voting Power 513,894
Beneficially	_______________________________________________________________
Owned by Each Reporting	(8)	Shared Voting Power
Person With	_______________________________________________________________
	(9)	Sole Dispositive Power 513,894
_______________________________________________________________
	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 879-4131-02

_________________________________________________________________________________________
(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Ian Lakin
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization British
_________________________________________________________________________________________
Number of Shares	(7)	Sole Voting Power 36,923
Beneficially	_________________________________________________________________
Owned by Each Reporting	(8)	Shared Voting Power
Person With	_________________________________________________________________
	(9)	Sole Dispositive Power 36,923
_________________________________________________________________
	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________

(14)	Type of Reporting Person (See Instructions) IN
_________________________________________________________________________________________

CUSIP No. 879-4131-02

_________________________________________________________________________________________
(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Victor Meiusi
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization United States of America
_________________________________________________________________________________________
Number of Shares	(7)	Sole Voting Power 15,565
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 7,172
Person With
	(9)	Sole Dispositive Power 15,565

	(10)	Shared Dispositive Power 7,172
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) IN
_________________________________________________________________________________________

CUSIP No. 879-4131-02

_________________________________________________________________________________________
(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Michael Moors
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization British
_________________________________________________________________________________________
Number of Shares	(7)	Sole Voting Power 2,571,006
Beneficially	_______________________________________________________________
Owned by Each Reporting	(8)	Shared Voting Power
Person With	_______________________________________________________________
	(9)	Sole Dispositive Power 2,571,006
_______________________________________________________________
	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) IN
_________________________________________________________________________________________

CUSIP No. 879-4131-02

_________________________________________________________________________________________
(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Polymer Holdings Limited
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) WC
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization British
_________________________________________________________________________________________
Number of Shares	(7)	Sole Voting Power 230,769
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power
Person With
	(9)	Sole Dispositive Power 230,769

	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) CO
_________________________________________________________________________________________

CUSIP No. 879-4131-02

_________________________________________________________________________________________
(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). William M. Swayne II
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF/OO
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization United States of America
_________________________________________________________________________________________
Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 1,154,967
Person With
	(9)	Sole Dispositive Power

	(10)	Shared Dispositive Power 1,154,967
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________

(14)	Type of Reporting Person (See Instructions) IN
_________________________________________________________________________________________

CUSIP No. 879-4131-02

_________________________________________________________________________________________
(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of above persons (entities only). Duncan Troy
_________________________________________________________________________________________
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐
_________________________________________________________________________________________
(3) SEC Use Only
_________________________________________________________________________________________
(4)	Source of Funds (See Instructions) PF
_________________________________________________________________________________________
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
_________________________________________________________________________________________
(6)	Citizenship or Place of Organization British
_________________________________________________________________________________________

Number of Shares	(7)	Sole Voting Power 260,627
Beneficially	________________________________________________________________
Owned by Each Reporting	(8)	Shared Voting Power
Person With	________________________________________________________________
	(9)	Sole Dispositive Power 260,627
________________________________________________________________
	(10)	Shared Dispositive Power
_________________________________________________________________________________________
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,357
_________________________________________________________________________________________
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
_________________________________________________________________________________________
(13)	Percent of Class Represented by Amount in Row (11) 29.43%
_________________________________________________________________________________________
(14)	Type of Reporting Person (See Instructions) IN
_________________________________________________________________________________________

        This Schedule 13D/A is being filed on behalf of Anodos Trading Limited, a corporation organized under the laws of Cyprus ("Anodos"), Eric Broadley, T. Ronald Davis, Nicholas Edmonstone, Warren Hardy, Ian Lakin, Victor Meiusi, Michael Moors, Polymer Holdings Limited, a corporation organized under the laws of England ("Polymer"), William Swayne and Duncan Troy (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock (as defined in Item 1 below), other than those reported herein as being owned by such person.

Item 1. Security and Issuer

        The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of Telegen Corporation, a California corporation (the "Issuer"), whose principal executive offices are located at 1840 Gateway Drive, Suite 200, San Mateo, California 94404.

Item 2. Identity and Background

(a)

This statement is filed by the Reporting Persons. The executive officers, directors and control persons of Anodos and Polymer are as follows:

Anodos Trading Limited:  Sophia Ioannon; Nors Court, 86 Athinon Street, CY-3040, Limassol, Cyprus

Stella Raouna,  Nors Court, 86 Athinon Street, CY-3040, Limassol, Cyprus

Polymer Holdings Limited: Dr. Graham Speirs, Broomhill Road, Stonehaven AB39 2NH

(b)

Residence of the Reporting Persons:

Anodos Trading Limited: Nors Court, 86 Athinon Street, CY-3040, Limassol, Cyprus
Eric Broadley: Little Farm, Causway Road, Huntingdon PE17 3AS
T. Ronald Davis: 25424 NE 39th Way, Redmond, WA 98053
Nicholas Edmonstone: Southend Farm, Soberton, Hampshire S032 3QB
Warren Hardy: Villa Rose, 2 Lacets, St. Leon, 980000 Monaco
Ian Lakin: Pinelands, Murtleden Road, Mill Timber, Aberdeen AB1 0HJ
Victor Meiusi: 10513 NE 152nd St., Bothell, WA 98011
Michael Moors: Eaton Cottage, Eaton, Congleton, Cheshire CW12 2NA
Polymer Holdings Limited: Broomhill Road, Stonehaven AB39 2NH
William M. Swayne II: 2703 W. McGraw, Seattle, WA 98199
Duncan Troy: New House Farm, Sheep Street Lane, Etchingham, East Sussex TM9 7AY

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Mr. Broadley, Mr. Edmonstone, Mr. Hardy, Mr. Lakin, Mr. Moors, Mr. Swayne, and Mr. Troy are private investors. Mr. Davis is a marketing consultant. Mr. Meiusi is self-employed. Each has his place of business at the address indicated for him in Item 2(b).

Anodos and Polymer are corporations engaged in making venture capital and related investments. Each has its place of business at the address indicated for it in Item 2(b).

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which proceeding resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: Mr. Broadley, Mr. Edmonstone, Mr. Hardy, Mr. Lakin, Mr. Moors, Dr. Graham Speirs and Mr. Troy are of British Citizenship.

Ms Sophia Ioannon and Ms Stella Raouna are Citizens of Cyprus.

Mr. Davis, Mr. Meiusi and Mr. Swayne are of American Citizenship.

Item 3. Source and Amount of Funds or Other Consideration

        The source and amount of funds used by the Reporting Persons to acquire the Common Stock is as follows:

Reporting Person:	Amount:	Source of Funds:
Anodos	$1,125,000	WC
Eric Broadley	$375,000	PF
T. Ronald Davis	$30,000	PF
Nicholas Edmonstone	$488,750	PF
Warren Hardy	$899,314	PF
Ian Lakin	$120,000	PF
Victor Meiusi	$34,560	PF
Michael Moors	$2,087,323	PF
Polymer	$750,000	WC
Duncan Troy	$590,090	PF

Information for William M Swayne II:

Record Owner:	Number of Shares	Amount:	Source of Funds:
William & Candace Swayne Jtwros	23,292	$40,761	PF
William M. Swayne II, FLP	100,000	$44,000	OO (a)
WMS Financial Planners Inc.	87,325	$38,423	OO (b)
William Swayne II, FLP	124,974	$54,989	OO (c)
WMS Financial Planners Inc.	100,000	$44,000	OO (d)
William & Candace Swayne Jtwros	18,217	$24,617	OO (e)
WMS Financial Planners Inc.	12,500	$5,500	OO (c)
William M. Swayne II	500,000	(f)	OO (f)
William M. Swayne II, FLP	110,742	(g)	OO (g)
WMS Financial Planners Inc.	77,917	(g)	OO (g)

Explanation of responses:

a)

Stock issued under employment contract approved by Board of Directors on 6/30/00 for services rendered.

b)

Stock issued in the Issuer's "1999 $1.75 Reg D" offering as advisor fee.

c)

Stock issued in the Issuer's "1999 $1.75 Reg D" offering as selling agent compensation.

d)

Received in exchange for 300,000 shares of Telisar Corporation (previously named eTraxx Corporation); common stock in connection with the acquisition by the Issuer of 66.7% of the outstanding shares of Telisar Corporation.

e)

Issued on 12/31/00 pursuant to year 2000 Officer's Stock Purchase Plan.

f)

Incentive stock options to purchase a total of 500,000 shares of common stock at $1.75 per share vesting at the rate of 38,000 shares per month over a twelve month period commencing 7/1/00 and exercisable for a period of 3 years, but not yet exercised.

g)

Three-year warrants issued in two tranches as part of selling agreement relating to the Issuer's "1999 Reg D" offering which closed 7/7/00, but not yet exercised.

Information for Michael Moors

Michael Moors	500,000	(a)	PF (a)

a)

Warrants to purchase a total of 500,000 shares of common stock at $2.00 per share exercisable for a period of 3 years to October 27, 2004 but not yet exercised

Item 4. Purpose of Transaction

        The Reporting Persons originally acquired the Common Stock beneficially owned by each of them for their own account for investment purposes. The Reporting Persons are filing this report as a group (the group was formed October 3, 2002) because they intend to act jointly to support the calling of a special meeting of the shareholders of the Issuer to amend the Issuer's articles of incorporation and bylaws to set the size of the board of directors at five and to elect five directors to fill the seats on the board. A request for a special meeting was sent to Jessica Stevens CEO of the company by registered mail on the December 27, 2002. The Reporting Persons intend to propose a slate of nominees for the board and to solicit proxies from the shareholders of the Issuer to vote the shareholders' shares at the special meeting in favor of the amendments and nominees. The Reporting Persons have now filed a PREC14A with the intention to fill 5 vacant Directors positions on the Board by written consent.

Item 5. Interest in Securities of the Issuer

(a)

The aggregate number and percentage of Common Stock owned by each Reporting Person is as follows:

Reporting Person:	Number of Shares:	Percentage of Class:
Anodos	346,153	1.9%
Eric Broadley	115,385	0.6%
T. Ronald Davis	19,511	0.1%
Nicholas Edmonstone	150,385	0.81%
Warren Hardy	513,894	2.8%
Ian Lakin	36,923	0.2%
Victor Meiusi	22,737	0.1%
Michael Moors	2,771,009	15.04%
Polymer	230,769	1.3%
William M. Swayne II	1,154,967	6.3%
Duncan Troy	260,627	1.41%

(b)

The Reporting Persons have sole power to vote and sole power to direct the disposition of the shares of Common Stock set forth in Item 5(a) except as follows: •

William M. Swayne II shares with his wife Candace K. Swayne beneficial ownership over 1,154,967 shares. Ms. Swayne is the President of WMS Financial Planners, Inc. located at 2209 Eastlake Avenue East, Seattle, Washington 98102. She shares the right to vote or to direct the vote, to dispose or to direct the disposition, to receive or the power to direct the receipt of dividends, if any, and the right to receive or the power to direct the receipt of the proceeds from the sale of the beneficially owned securities.

Mr. Meiusi shares with his wife beneficial ownership over 7,172 shares.

(c)

None of the Reporting Persons have engaged in any transactions in the Common Stock during the past sixty days.

(d)

Except as set forth in this Item 5, no other person has the right to receive of the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits

        Joint Filing Agreement, dated as of December 27, 2002, by and among the Reporting Persons.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2003

______________________________________

Date

/s/ ANODOS TRADING LIMITED

______________________________________

Signature
Anodos Trading Limited

By:                        Its:

______________________________________

October 10, 2003

Date

/s/ ERIC BROADLEY

______________________________________

Signature
Eric Broadley

______________________________________

October 10, 2003

______________________________________

Date

/s/ T. RONALD DAVIS

______________________________________

Signature
T. Ronald Davis

______________________________________

October 10, 2003

______________________________________

Date

/s/ NICHOLAS EDMONSTONE

______________________________________

Signature
Nicholas Edmonstone

______________________________________

October 10, 2003

______________________________________

Date

/s/ WARREN HARDY

______________________________________

Signature
Warren Hardy

______________________________________

October 10, 2003

______________________________________

Date

/s/ IAN LAKIN

______________________________________

Signature
Ian Lakin

______________________________________

October 10, 2003

______________________________________

Date

/s/ VICTOR MEIUSI

______________________________________

Signature
Victor Meiusi

______________________________________

October 10, 2003

______________________________________

Date

/s/ MICHAEL MOORS

______________________________________

Signature
Michael Moors

______________________________________

October 10, 2003

______________________________________

Date

/s/ POLYMER HOLDINGS LIMITED

______________________________________

Signature
Polymer Holdings Limited

______________________________________

By:                        Its:

October 10, 2003

______________________________________

Date

/s/ WILLIAM M. SWAYNE II

______________________________________

Signature
William M. Swayne II

______________________________________

October 10, 2003

______________________________________

Date

/s/ DUNCAN TROY

______________________________________

Signature
Duncan Troy

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        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Joint Filing Agreement

        The undersigned hereby agree that the statement on Schedule 13D with respect to the shares of common stock of Telegen Corporation is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d1-(k) under the Securities Exchange Act of 1934, as amended.

December 27, 2002

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Date

/s/ ANODOS TRADING LIMITED

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Signature
Anodos Trading Limited

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By:                        Its:

December 27, 2002

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Date

/s/ ERIC BROADLEY

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Signature
Eric Broadley

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December 27, 2002

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Date

/s/ NICHOLAS EDMONSTONE

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Signature
Nicholas Edmonstone

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December 27, 2002

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Date

/s/ WARREN HARDY

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Signature
Warren Hardy

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December 27, 2002

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Date

/s/ IAN LAKIN

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Signature
Ian Lakin

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December 27, 2002

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Date

/s/ MICHAEL MOORS

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Signature
Michael Moors

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December 27, 2002

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Date

/s/ POLYMER HOLDINGS LIMITED

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Signature
Polymer Holdings Limited

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By:                        Its:

December 27, 2002

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Date

/s/ WILLIAM M. SWAYNE II

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Signature
William M. Swayne II

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December 27, 2002

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Date

/s/ DUNCAN TROY

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Signature
Duncan Troy

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